UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RECORD OF AUTOMATIC WITHDRAWAL

FORM APP WDG

Pursuant to Investment Company Act Rule 0-5(g)

Applicant Names: Ultimus Fund Distributors, LLC
Northern Lights Distributors, LLC
Capitol Series Trust
Exchange Place Advisors Trust
Northern Lights Fund Trust
Northern Lights Fund Trust II
Northern Lights Fund Trust III
Northern Lights Fund Trust IV
Northern Lights Variable Trust
Two Roads Shared Trust
Ultimus Fund Solutions, LLC
Ultimus Managers Trust
Unified Series Trust
Valued Advisers Trust

File Number: 812-15862

The applicant did not respond within 120 days, in writing, to the comments the Commission staff provided on the above-referenced application on November 24, 2025. Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.